Filed by:  PPG Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  PPG Industries, Inc.

Commission File No.:  333-183727

The following is the text of the website that is being maintained at http://www.edocumentview.com/PPGINDUSTRIES  in connection with PPG Industries, Inc.’s (“PPG”) offer to exchange all shares of common stock of Eagle Spinco Inc., a Delaware Corporation, which are owned by PPG, for common stock of PPG.

http://www.edocumentview.com/PPGINDUSTRIES

Last Updated: January 25, 2013, 1:30 PM New York City time

PPG Split-Off

PPG Investor Information

On December 27, 2012, PPG commenced its exchange offer related to the split-off transaction of its chlor-alkali and derivatives business. The split-off is in connection with PPG’s announcement on July 19, 2012, that PPG will separate its chlor-alkali and derivatives business and then merge it with Georgia Gulf or a subsidiary of Georgia Gulf.  The terms of the transaction call for PPG to form a new company by separating its chlor-alkali and derivatives business through the split-off, and then immediately merging the business with Georgia Gulf or a subsidiary of Georgia Gulf.  PPG will provide indicative calculated per share values and exchange ratios for each of the trading days that the exchange offer is open. The final exchange ratio is expected to be calculated using the volume weighted average stock prices (“VWAP”) of PPG and Georgia Gulf on January 23, 2013, January 24, 2013 and January 25, 2013, and is expected to be announced by 4:30 pm ET on January 25, 2013, the last trading day prior to the expected expiration date, in each case, unless the offer is extended or terminated. The exchange offer will expire at 8:00 a.m. on January 28, 2013, unless the offer is extended or terminated. Further information regarding the exchange offer can be found using the links below.

Date: PPG VWAP: Georgia Gulf VWAP: Indicative Exchange Ratio: Exchange Ratio Limit: Exchange Ratio Limit in Effect:	January 25, 2013, 1:30 pm ET $144.4202 $49.1305 3.2634 3.9745 No

Other Related Information

•         Prospectus:

http://www.sec.gov/Archives/edgar/data/1556389/000119312512515454/d403924ds4a.htm

•         December 27, 2012, PPG commences split-off exchange offer for commodity chemicals business:

http://www.sec.gov/Archives/edgar/data/79879/000119312512516089/d457202dex991.htm

•         July 19, 2012, PPG commodity chemicals business to merge with Georgia Gulf:

http://www.sec.gov/Archives/edgar/data/79879/000119312512306848/d381829dex991.htm

Table of Historical Indicative Calculated Per-Share Values

This table shows historical indicative calculated per-share values for shares of PPG common stock and shares of Georgia Gulf common stock. During the last three trading days  of the originally contemplated exchange offer period, the VWAPs and indicative calculated per-share values will be updated at 10:30 a.m., 1:30 p.m. and no later than 4:30 p.m., New York City time. This information will reflect a 20 minute reporting delay. During each of those days, this table provides only the last previously provided indicative calculated per-share value with respect to that day.

		PPG Common Stock		GGC Common Stock		GGC Common Stock
Day	Date	VWAP	Indicative Calculated Per-Share Value	VWAP	Indicative Calculated Per-Share Value	Indicative Exchange Ratio Showing Number of Shares of GGC Common Stock to be Exchanged Per Share Tendered
1	12/27/2012	$133.1379	N/A*	$40.6728	N/A*	N/A*
2	12/28/2012	$132.6481	N/A*	$40.1469	N/A*	N/A*
3	12/31/2012	$134.7386	$133.5082	$40.5596	$40.4598	3.6664
4	1/2/2013	$138.6753	$135.3540	$42.0889	$40.9318	3.6742
5	1/3/2013	$138.1410	$137.1850	$41.7514	$41.4666	3.6759
6	1/4/2013	$138.3017	$138.3727	$41.7544	$41.8649	3.6725
7	1/7/2013	$138.1333	$138.1920	$43.3697	$42.2918	3.6306
8	1/8/2013	$138.9236	$138.4529	$44.5080	$43.2107	3.5601
9	1/9/2013	$141.4969	$139.5179	$46.5208	$44.7995	3.4603
10	1/10/2013	$141.2158	$140.5454	$47.3825	$46.1371	3.3847
11	1/11/2013	$141.8551	$141.5226	$49.6058	$47.8364	3.2872
12	1/14/2013	$141.3171	$141.4627	$49.8934	$48.9606	3.2104
13	1/15/2013	$139.8890	$141.0204	$49.2021	$49.5671	3.1612
14	1/16/2013	$138.4494	$139.8852	$47.9471	$49.0142	3.1711
15	1/17/2013	$141.3223	$139.8869	$47.6605	$48.2699	3.2200
16	1/18/2013	$142.0334	$140.6017	$46.6348	$47.4141	3.2949
17	1/22/2013	$142.4450	$141.9336	$46.9084	$47.0679	3.3506
18	1/23/2013	$142.8703	$142.8703	$47.9104	$47.9104	3.3134
19	1/24/2013	$144.0200	$143.4452	$49.8112	$48.8608	3.2620
20	1/25/2013	$144.4202	$143.7702	$49.1305	$48.9507	3.2634

*No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.

PPG employees participating in the PPG Industries, Inc. Deferred Compensation Plan for Directors and/or the PPG Industries, Inc. Deferred Compensation Plan  will receive information mailed to their homes about the impact the chlor-alkali and derivatives business split-off transaction will have on these plans.

Bloomberg Screen Images of PPG and GGC VWAPs

The screen images below depict the daily VWAP (as described on pages 5 and 6 of Eagle Spinco’s Prospectus – Offer to Exchange for the Exchange Offer) on the New York Stock Exchange as published by Bloomberg L.P. on Bloomberg pages “PPG UN <Equity> AQR” and “GGC UN <Equity> AQR.” Screen images used with the permission of Bloomberg L.P.

GRAB

PPG UN Equity	98) Time Ranges	99) Actions	100) Feedback	Page 1/2 VWAP
09:31 01/25/13	Price Filter -		Calculation Bloomberg Definition	
13:00 01/25/13	Vol Filter -		Amount	@ Part%

Calculation	VWAP	VWAP Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	144.4202	356,610	51.502MLN	2,365	151	0.605891
Custom	144.4202	356,610	51.502MLN	2,365	151	0.605891

1) Summary | 2) Top Trades (AQR) | 3) Price Chart (VAP) | 4) Price Table (TSM)

Trades With The Largest Impact — Spread / Price Ratio 0.000419

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
01/25	09:31:35	28,516	145.65	N	01/25	09:44:45	700	144.27 ↓	N
	10:52:17	3,400	144.41	N		10:44:22	600	144.86 ↓	N
	11:33:11	2,259	143.89	N		09:48:39	600	144.42	N
	12:08:44	1,626	144.40	N		12:24:02	600	144.12 ↓	N
	11:33:11	1,600	143.89 ↓	N		12:23:48	600	144.12	N
	10:47:00	1,200	144.70	N		10:33:09	600	144.12	N
	10:52:17	1,100	144.41	N		10:32:41	600	144.12 ↑	N
	10:51:40	1,000	144.50	N		09:43:01	600	144.12 ↓	N
	12:58:23	990	143.50	N		12:39:28	600	144.01 ↓	N
	09:31:52	900	145.44	N		12:39:21	600	144.00	N
	09:35:17	900	144.99	N		10:58:50	600	143.97 ↑	N
	12:17:40	800	144.21 ↓	N		11:18:44	600	143.70 ↑	N
	12:18:24	800	144.20	N		11:21:41	600	143.33 ↓	N
	10:43:49	770	145.01	N		12:54:11	550	143.82	N

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 488274 H330-257-0 25-Jan-13 13:17:16 EST GMT-5:00

GRAB

GGC UN Equity | 98) Time Ranges | 99) Actions | 100) Feedback | Page 1/2 VWAP

09:31	01/25/13	Price Filter		-		Calculation	Bloomberg Definition
13:00	01/25/13	Vol Filter		-		Amount	@ Part%

Calculation	VWAP	VWAP Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	49.1305	879,664	43.218MLN	4,420	199	0.440064
Custom	49.1305	879,664	43.218MLN	4,420	199	0.440064

1) Summary | 2) Top Trades (AQR) | 3) Price Chart (VAP) | 4) Price Table (TSM)

Trades With The Largest Impact — Spread / Price Ratio 0.000411

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
01/25	09:31:51	64,599	49.00	N	01/25	10:00:02	1,700	50.00 ↓	N
	09:41:05	4,400	49.75 ↓	N		11:30:29	1,700	48.68	N
	11:24:45	3,020	48.62	N		11:11:19	1,589	48.80	N
	09:33:46	2,793	49.22	N		11:33:21	1,501	48.88	N
	11:26:33	2,718	48.70 ↓	N		11:32:23	1,500	48.78	N
	12:38:47	2,500	48.71	N		12:38:47	1,500	48.71	N
	09:56:41	2,400	50.21	N		09:56:41	1,400	50.21	N
	11:57:15	2,200	49.05	N		12:41:44	1,400	48.72	N
	10:54:11	2,200	48.51	N		10:53:16	1,400	48.50	N
	11:32:23	2,100	48.78	N		11:12:58	1,300	48.73	N
	09:35:08	1,900	49.14 ↓	N		10:59:08	1,300	48.52	N
	12:54:47	1,900	48.85	N		09:55:50	1,200	50.20	N
	09:55:22	1,800	50.20 ↑	N		09:55:50	1,200	50.20	N
	09:54:22	1,800	50.01	N		09:46:13	1,200	50.00	N

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 488274 H330-257-0 25-Jan-13 13:17:34 EST GMT-5:00

Questions and requests for assistance or for additional copies of the exchange offer, the Letter of Transmittal and other exchange offer materials may be directed to the information agent at its telephone number and address listed below, and will be furnished promptly at PPG’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer.

The information agent for the exchange offer is:

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers Call (212) 440-9800

All Others Call Toll-Free (888) 624-2255

Rule 425 Legend

Forward-Looking Statements

Statements in this filing relating to matters that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 reflecting PPG Industries’ current view with respect to future events or objectives and financial or operational performance or results. These matters involve risks and uncertainties as discussed in PPG Industries’ periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”). Accordingly, many factors could cause actual results to differ materially from the company’s forward-looking statements.  This filing also contains statements about PPG Industries’ agreement to separate its commodity chemicals business and merge it with Georgia Gulf Corporation or a subsidiary of Georgia Gulf (the “Transaction”). Many factors could cause actual results to differ materially from the company’s forward-looking statements with respect to the Transaction, including, the parties’ ability to satisfy the conditions of the Transaction; the parties’ ability to complete the Transaction on anticipated terms and schedule, including the ability of PPG to successfully complete the exchange offer and the ability of the parties to obtain any remaining regulatory approvals; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies for the management, expansion and growth of Georgia Gulf’s operations; and Georgia Gulf’s ability to integrate PPG’s commodity chemicals business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm PPG’s or Georgia Gulf’s business.  Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on PPG’s consolidated financial condition, results of operations or liquidity.  Forward-looking statements speak only as of the date of their initial issuance, and PPG does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by applicable law.

Additional Information and Where to Find It

This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, PPG's commodity chemicals business or PPG. In connection with the Transaction, Georgia Gulf has filed with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 which includes a prospectus of Georgia Gulf relating to the Transaction. In addition, Eagle Spinco, Inc., a subsidiary of PPG, has filed with the SEC a registration statement on Form S-4 and S-1 which includes a prospectus of the PPG chlor-alkali and derivatives business relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, PPG’S CHLOR-ALKALI AND DERIVATIVES BUSINESS AND THE TRANSACTION. Investors and security holders may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statements and proxy statement/prospectus may be obtained free of charge by accessing Georgia Gulf's website at www.ggc.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf, Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations, or from PPG upon written request to PPG, PPG Industries, Inc., One PPG Place, Pittsburgh, Pennsylvania 15272, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf or PPG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

Participants in the Solicitation

Georgia Gulf, PPG, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Georgia Gulf’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on Feb. 24, 2012, and in its definitive proxy statement filed with the SEC on April 16, 2012, in connection with its 2012 annual meeting of stockholders. Information regarding PPG’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on Feb. 16, 2012, and in its definitive proxy statement filed with the SEC on March 8, 2012, in connection with its 2012 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC.